WHITEMARSH CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2017

WHITEMARSH CAPITAL ADVISORS LLC

DECEMBER 31, 2017

CONTENTS

of its possessions.

UNITED~~IL USE ONLY~~
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

SEC FILE NUMBER

8-65988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitemarsh Capital Advisors LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

10 Whitemarsh Court

(No. and Street)

Marlton	New Jersey	08053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T. Manzo   201-519-1905

(Area Code · Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & CO LLP

(Name - *if individual, state last, first, middle name*)

C-7/ 227 Sector 7, Rohini	New Delhi	110085	India
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Granville A. Ungerleider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitemarsh Capital Advisors LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
exist or found to have existed since the date of the previous audit.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
of this filing, see section 240.17a-5(e)(3).
- ☐ (e) Statement of Changes in Stockholders' Equity or Parti
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGINALD BARRETT JR
Notary Public
State of New Jersey
My Commission Expires May 30, 2018

AJSH & Co LLP
Chartered Accountants
(Formerly known as "AJSH & Co." converted and registered as LLP on 11-04- 2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Whitemarsh Capital Advisors LLC

We have audited the accompanying statement of financial condition of Whitemarsh Capital Advisors LLC ("the Company") as of December 31, 2017. This statement is responsibility of the Company. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.




AJSH & Co LLP
Independent Auditors registered with Public Company Accounting Oversight Board

New Delhi, India
February 26, 2018

WHITEMARSH CAPITAL ADVISORS LLC

Statement of Financial Conditior

December 31, 2017

ASSETS

Cash	$	35,359
Accounts Receivable		1,990
Other current assets		13,500
Prepaid expenses		1,366
Total assets		52,215

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses	23,600
Total liabilities	23,600

Member's Equity

Member's Capital	34,073
Current earnings	(5,458)
Total member's equity	28,615
Total liabilities and members' equity	$ 52,215

The accompanying notes are an integral part of these financial statements

1. Organization and nature of business

Whitemarsh Capital Advisors LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a successor of Stephen L. Schechter & Co. Inc. and organized in the State of New Jersey on November 2, 2007. The Company is exempt from SEC customer protection under Paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation
The Company concentrates on private placements of securities and advisory services. The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. The financial statements reflect their service activities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
The Company prepares its financial statements on the accrual basis of accounting.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Cash and Cash Equivalents
For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As at December 31, 2017, the Company reported cash, accounts receivable, prepaid expenses and accounts payable, and accrued liabilities at carrying values that approximate fair values because of the short maturity.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses as at December 31, 2017 included $1,303 paid in advance to FINRA as annual membership fee for 2018 and $63 relating to insurance premium paid for January 2018.

Other Current Assets as at December 31, 2017 includes $13,500 receivable from David Garrity, a Registered Representative (RR) of the Company in respect to a legal fee paid by the Company to Dechert LLP on his behalf for representing a legal proceeding.

4. Accrued Expenses and Deferred Revenue

Accrued expenses as at December 31, 2017 consists an audit fee of $3,000 and consulting fee of $20,600 payable to Manzo Consulting Group, LLC.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $11,759 which was $6,759 in excess of its required net capital of $5,000. The Company's ratio was of aggregate indebtedness to net capital was 2.01 to 1.

6. Income tax

For Income tax purposes, the Company has elected to be taxed as partnership. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Commitment and Contingency

The Company pays professional consulting services of $500 per month. The term is based on month by month.

9. Subsequent events:

Management has evaluated subsequent events through February 26, 2018, the date the financial statements were available to be issued and no further information is required to be disclosed.

10. Recent Accounting Pronouncements

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date the company has not yet adopted the recently issued accounting standards